ISSUER FREE WRITING PROSPECTUS
(Supplementing Preliminary Prospectus Dated September 18, 2006
and Free Writing Prospectus dated September 28, 2006)
Filed Pursuant to Rule 433
Registration No. 333-133542
October 4, 2006
      Goldleaf Financial Solutions, Inc. has circulated to potential investors in its common stock a preliminary prospectus dated September 18, 2006 and a free writing prospectus dated September 28, 2006, which we refer to together as the preliminary prospectus in this free writing prospectus. On October 4, 2006, we filed an amendment to our registration statement on Form S-1 to update certain disclosures provided in the preliminary prospectus. We now expect that the offering price of our common stock will be in a range of $5.50 to $6.00 per share rather than the estimated offering price of $7.95 per share, the closing price of our common stock on the Nasdaq Global Market on September 15, 2006, reflected in the preliminary prospectus. This free writing prospectus includes the following sections, which augment or otherwise supersede the corresponding parts of the preliminary prospectus:

(a) the subsection of the Prospectus Summary entitled The Offering;

(b) the subsection of the Prospectus Summary entitled SUMMARY CONSOLIDATED FINANCIAL DATA (please see the revised pro forma as adjusted consolidated balance sheet data included in that subsection reflecting a public offering price of $5.75 per share);

(c) three Risk Factors;

(d) Use of Proceeds; and

(e) Capitalization.
      You should read this free writing prospectus together with the preliminary prospectus.
      The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-846-5050, toll-free.
Friedman Billings Ramsey

JMP Securities

D.A. Davidson & Co.

The Offering

Common stock offered by us	10,000,000 shares

Common stock to be outstanding after this offering	15,532,290 shares

Use of proceeds	The net proceeds from our sale of 10,000,000 shares of common stock in this offering will be approximately $51.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming a public offering price of $5.75 per share. We intend to use these net proceeds as follows:

• approximately $17.8 million to repay the outstanding amount under our $25.0 million credit facility with Bank of America, N.A., which will cause it to convert automatically to a $25.0 million revolving credit facility; and

• approximately $33.8 million (plus $714,000 that we intend to borrow under our credit facility) to purchase and retire all of the outstanding shares of our Series A Preferred Stock and Series C Preferred Stock, plus accrued and unpaid dividends, from Lightyear, and to purchase and cancel the common stock warrants that we issued to Lightyear in 2006.

See “Use of Proceeds” on page 26 and “Certain Relationships and Related Party Transactions—Transactions with Lightyear—Lightyear Recapitalization” on page 81.

Risk factors	See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common stock.

Nasdaq Global Market symbol	“GFSI”
      Except as otherwise noted, all information in this prospectus:

•	assumes that the underwriters do not exercise their over-allotment option; and

•	gives effect to the one-for-five reverse stock split that occurred on September 8, 2006.
      The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 5, 2006, and includes:

•	10,000,000 shares of our common stock to be issued on the closing of this offering to investors in this offering; and

•	2,369,000 shares of our common stock to be issued to Lightyear on the closing of this offering to recapitalize the common stock warrants we issued to Lightyear in 2004, which number of shares is equal to approximately 14.9% of the shares of our common stock to be outstanding after the closing of this offering, calculated on a fully diluted basis as described in “Certain Relationships and Related Party Transactions—Transactions with Lightyear—Lightyear Recapitalization” on page 81.

The number of shares of our common stock to be outstanding after this offering excludes the following:

•	1,401,896 common shares issuable on the exercise of outstanding options as of September 5, 2006 at a weighted average exercise price of $9.06 per share;

•	128,653 common shares available for future issuance under our stock option plans as of September 5, 2006; and

•	up to 242,424 common shares that could be issued as contingent consideration related to our December 2005 merger with Captiva.

SUMMARY CONSOLIDATED FINANCIAL DATA
      You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes, with our pro forma consolidated financial statements and with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus. Our summary consolidated statement of operations data for the six months ended June 30, 2005 and 2006 and the summary consolidated balance sheet data as of June 30, 2006 are derived from, and are qualified by reference to, our unaudited interim consolidated financial statements that are included in this prospectus. Our summary consolidated statement of operations data for the year ended December 31, 2005 and our summary consolidated balance sheet data as of December 31, 2005 are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Grant Thornton LLP, an independent registered public accounting firm, and that are included in this prospectus. Our summary consolidated statement of operations data for the years ended December 31, 2003 and 2004 and our summary consolidated balance sheet data as of December 31, 2004 are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm, and that are included in this prospectus.
      The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2005 give effect to our acquisitions of KVI Capital in August 2005, of Captiva in December 2005 and of Goldleaf Technologies in January 2006 as if each of these acquisitions had occurred on January 1, 2005. The unaudited pro forma consolidated statements of operations data for the six-month period ended June 30, 2006 give effect to our acquisition of Goldleaf Technologies as if this acquisition had occurred on January 1, 2005.
      The unaudited pro forma as adjusted consolidated balance sheet data give effect to:

•	our sale of 10,000,000 shares of common stock in this offering at the assumed public offering price of $5.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•	repayment of our Bank of America credit facility;

•	the closing of the Lightyear recapitalization, including an estimated $1.6 million non-recurring, non-cash charge to our consolidated statements of income and an estimated $16.6 million deemed distribution that will reduce our retained earnings and increase the net loss available to common shareholders;

•	the acceleration of the vesting of stock options on the closing of this offering, including an estimated $2.2 million non-recurring, non-cash charge to our consolidated statement of income; and

•	the purchase and retirement of all the outstanding shares of our Series B preferred stock for approximately $2.1 million, which we will borrow under our credit facility, resulting in a $1.9 million deemed distribution that will reduce our retained earnings and increase the net loss available to common shareholders.

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands except per share data)
Consolidated Statement of Operations Data:
Total revenues	$42,730	$39,649	$38,351	$18,700	$27,129
Cost of revenues	4,011	3,593	3,969	1,693	4,829

Gross profit	38,719	36,056	34,382	17,007	22,300
General and administrative expenses	16,764	13,596	12,118	5,974	9,625
Sales and marketing expenses	16,367	17,415	17,514	8,872	9,842
Total operating expenses	34,279	33,222	30,307	15,156	21,181

Operating income	4,440	2,834	4,075	1,851	1,119
Interest expense, net	(1,492)	(468)	(381)	(140)	(1,572)

Income (loss) before benefit (provision) for income taxes	2,948	2,632	3,694	1,711	(453)
Provision (benefit) for income taxes	1,150	62	1,359	667	(177)

Net income (loss)	1,798	2,570	2,335	1,044	(276)
Preferred stock dividends	(160)	(2,056)	(2,160)	(1,080)	(1,118)

Net income (loss) available to common stockholders	$1,638	$514	$175	$(36)	$(1,394)

Net income (loss) per share:
Basic	$0.58	$0.18	$0.06	$(0.01)	$(0.44)
Diluted	$0.58	$0.17	$0.06	$(0.01)	$(0.44)
Shares used in calculation of net income per share:
Basic	2,805	2,848	2,945	2,924	3,154
Diluted	2,823	2,941	3,003	2,924	3,154
Other Financial Data:
EBITDA(1)	$8,958	$5,944	$6,179	$2,914	$3,270

	Year Ended	Six Months Ended
	December 31, 2005	June 30, 2006

	(Unaudited)
	(In thousands)
Pro Forma Consolidated Statement of Operations Data:
Total revenues	$49,375	$28,102
Cost of revenues	7,809	5,123

Gross profit	41,566	22,979
Total operating expenses	42,148	22,003

Operating (loss) income	(582)	976
Interest expense, net	(2,898)	(1,659)

Loss before benefit from income taxes	(3,480)	(683)
(Benefit) for income taxes	(1,357)	(267)

Net loss	(2,123)	(416)
Preferred stock dividends	(2,160)	(1,118)

Net loss available to common stockholders	$(4,283)	$(1,534)

	As of June 30, 2006

		Unaudited
		Pro Forma
	Actual	As Adjusted

	(In thousands)
Consolidated Balance Sheet Data:
Cash	$710	$710
Total assets(2)	74,583	74,900
Total long-term debt(3)	15,233	5,213
Redeemable preferred stock(4)	8,660	0
Stockholders’ equity	$17,284	$44,299

(1)	EBITDA is a non-GAAP financial measure. GAAP means generally accepted accounting principles in the United States. EBITDA is defined as GAAP net income plus interest expense, income taxes and depreciation and amortization less interest earned. We have provided EBITDA because we believe it is a commonly used measure of financial performance in comparable companies and because we believe it will help investors and analysts evaluate companies on a consistent basis, as well as enhance an understanding of our operating results. Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, given that it removes the effect of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and the calculation of our ability to borrow under our credit facility (with further adjustments as required under the terms of our credit facility);

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our operational strategies; and

•	to evaluate our capacity to fund capital expenditures and expand our business.
      Other companies may calculate EBITDA differently than we do. In addition, EBITDA:

•	does not represent net income or cash flows from operating activities as defined by GAAP;

•	is not necessarily indicative of cash available to fund our cash flow needs; and

•	should not be considered as an alternative to net income, income from operations, cash provided by operating activities or our other financial information as determined under GAAP.
      Reconciliations of net income (loss) to EBITDA are as follows:

				Six Months
	Year Ended December 31,			Ended June 30,

	2003	2004	2005	2005	2006

	(In thousands)
Net income (loss)	$1,798	$2,570	$2,335	$1,044	$(276)
Interest expense, net	1,492	468	381	140	1,572
Provision (benefit) for income taxes	1,150	62	1,359	667	(177)
Depreciation and amortization	4,518	2,844	2,104	1,063	2,151

EBITDA	$8,958	$5,944	$6,179	$2,914	$3,270

In calculating EBITDA, we do not add non-cash stock compensation expense to net income (loss). We recorded $0 in non-cash stock-based compensation expense in the six-month period ended June 30, 2005 and recorded $340,000 in non-cash stock-based compensation expense for the six-month period ended June 30, 2006.

(2)	Total assets includes approximately $6.2 million in investment in direct financing leases purchased with the proceeds of long-term non-recourse lease notes payable.

(3)	Long-term debt includes long term non-recourse lease notes payable of approximately $3.8 million, which are non- recourse to us and are secured by the leased equipment purchased using the proceeds of the non-recourse notes.

(4)	Net of discount of $1,340,000.

RISK FACTORS
Risks Related to Our Business
We may not have adequate capital to support our planned growth, which could significantly impair our ability to add new products or services.
      A significant part of our growth plans rests on the development of new products, strategic acquisitions and the formation of strategic alliances for our primary products. After we close this offering and use the offering proceeds as we anticipate, we expect to have approximately $1.8 million in cash on hand and to have borrowed $2.8 million under our $25.0 million credit facility. To execute our growth plans as we intend, we will need additional capital. Market conditions when we need this capital may preclude access to new capital of any kind or to capital on terms acceptable to us. Any of these developments could significantly hinder our ability to add new products or services, pursue strategic acquisitions or enter into strategic alliances.
Investors in this offering will experience immediate and substantial dilution in the book value of their investment.
      The public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock immediately after this offering. As a result, investors purchasing our common stock in this offering will incur immediate dilution of $2.90 per share. To the extent that all of our options and warrants outstanding as of September 5, 2006 were exercised (excluding the Lightyear warrants that we intend to purchase with a portion of the net proceeds of this offering), investors purchasing common stock in this offering would incur immediate dilution of $3.13 per share.

USE OF PROCEEDS
      The net proceeds from our sale of 10,000,000 shares of common stock in this offering will be approximately $51.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This calculation is based on an assumed offering price of $5.75 per share, which is the midpoint of the range of $5.50 to $6.00 per share at which we expect to offer our common stock to the public. The actual sales price may be higher or lower than this assumed price, and the actual sales price is likely to be at a discount to the then current market price.
      Under our amended and restated $25.0 million credit facility with Bank of America, we are obligated to use the proceeds from any sale of equity securities to repay in full all amounts outstanding under the facility. We will use approximately $17.8 million of the net proceeds from this offering to repay the outstanding amount under the facility, in which event the $9.25 million revolving credit line under the facility will increase to $25.0 million and will remain available to us. We used the proceeds from this facility to fund the acquisition of Goldleaf Technologies on January 31, 2006. The facility matures on January 23, 2008, except that a $6.0 million term loan included in the facility has a maturity date of January 31, 2007. Borrowings under the facility accrue interest at LIBOR plus 125 basis points or Bank of America’s prime rate, as we select. We are currently paying interest at a rate of 8.25% per annum. The $6.0 million term loan included in the facility is guaranteed by The Lightyear Fund, L.P., an affiliate of Lightyear. When we repay the amounts outstanding under the facility, this guaranty will terminate. For more information about this credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
      We intend to use the remaining approximately $33.8 million of the net proceeds (plus $714,000 that we intend to borrow under our credit facility) to purchase from Lightyear and retire all of the outstanding shares of our Series A and Series C preferred stock and to purchase from Lightyear and cancel a portion of the outstanding common stock warrants. For more information about our past transactions with Lightyear and the Lightyear recapitalization that will occur on the closing of this offering, see “Certain Relationships and Related Party Transactions—Transactions with Lightyear.”
      Friedman, Billings, Ramsey & Co., Inc. has an option to purchase up to an additional 1,500,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any. Exercise of this option in full will result in approximately $8.0 million in additional net proceeds. If the option is exercised in full, we intend to use the net proceeds to repay any outstanding indebtedness under our credit facility and use the balance for working capital and general corporate purposes.
      Pending these uses, we will invest the net proceeds of this offering in short-term interest bearing investment grade securities.

CAPITALIZATION
      The following table provides our cash and cash equivalents and our capitalization as of June 30, 2006:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to:

•	our sale of 10,000,000 shares of common stock in this offering at the assumed public offering price of $5.75 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•	the repayment of the amount outstanding under our credit facility, which will cause it to convert automatically to a $25.0 million revolving credit facility;

•	the closing of the Lightyear recapitalization, including an estimated $1.6 million non-recurring, non-cash charge to our consolidated statement of income and an estimated $16.6 million deemed distribution that will reduce our retained earnings and increase the net loss available to common shareholders;

•	the acceleration of the vesting of stock options on the closing of this offering, the effects of which include an estimated $2.2 million non-recurring, non-cash charge to our consolidated statement of income; and

•	the purchase and retirement of all outstanding shares of our Series B preferred stock for approximately $2.1 million, resulting in a $1.9 million deemed distribution that will reduce our retained earnings and increase the net loss available to common shareholders.
      You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the audited consolidated financial statements and related notes included elsewhere in this prospectus. For a description of the Lightyear recapitalization, see “Certain Relationships and Related Party Transactions—Transactions with Lightyear—Lightyear Recapitalization.” For more information regarding acceleration of vesting of some of our outstanding stock options on the closing of this offering, see “Certain Relationships and Related Party Transactions—Acceleration of Stock Options on Closing of this Offering.”

	As of June 30, 2006

	Unaudited

		Pro Forma
	Actual	as Adjusted

	(In thousands)
Cash and cash equivalents	$710	$710
Long-term debt:
Term notes	9,750	0
Revolving line of credit	550	280
Non-recourse lease notes payable	3,768	3,768
Capital lease obligations, net of current portion	1,165	1,165
Redeemable preferred stock—Series C non-convertible; 10,000 shares issued and outstanding, actual, net of discount of $1,340; and no shares issued and outstanding, pro forma as adjusted	8,660	0

Total long-term debt	23,893	5,213
Short-term debt(1)	8,696	2,696
Current portion of capital lease obligations	286	286
Stockholders’ equity:
Common stock, no par value; 100,000,000 shares authorized and 3,163,290 shares issued and outstanding, actual (adjusted for reverse split); and 15,532,290 shares issued and outstanding, pro forma as adjusted	0	0
Preferred Stock, 20,000,000 shares authorized:
Series A non-convertible, no par value; 21,012.5 shares issued and outstanding, actual; and no shares issued and outstanding, pro forma as adjusted	6,796	0
Series B convertible, no par value; 40,031 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	114	0
Additional paid-in capital	8,236	63,251
Retained earnings (deficit)	2,138	(18,952)

Total stockholders’ equity	17,284	44,299

Total capitalization	$50,159	$52,494

(1)	Short-term debt includes non-recourse lease notes payable of approximately $2.0 million. These lease notes payable, like the lease notes payable listed under long-term debt, are non-recourse to us and are secured by the leased equipment purchased using the proceeds of the non-recourse notes.